[redacted]

11018535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JMP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery St, Suite 1100
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Jackson — 415-835-3979
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2011
22 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JMP Securities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director, Chief Financial Officer

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

~~1~~
~~2~~
~~3~~
~~4~~
~~5~~
6 ______________________ ______________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 23rd (Date) day of February (Month), 2011 (Year), by

(1) Raymond Jackson (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

~~(2) ______________________ (Name of Signer),~~

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

Signature Nancy K M. Patton
Signature of Notary Public

NANCY K. MILLAR PATTON
Commission # 1888065
Notary Public - California
San Francisco County
My Comm. Expires May 2, 2014

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

pwc

Report of Independent Registered Public Accounting Firm

To the member of JMP Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of JMP Securities LLC (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

JMP Securities LLC
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 25,242,073
Restricted cash and deposits	10,923,988
Marketable securities owned, at fair value	19,644,899
Other investments, at fair value	3,595,675
Investment banking fees receivable, net (allowance for doubtful accounts of $0)	9,705,903
Receivable from clearing broker and other broker-dealers	1,740,249
Due from affiliates	9,382,974
Other assets	1,823,638
Total assets	$ 82,059,399
Liabilities and Member's Equity	
Liabilities	
Marketable securities sold, but not yet purchased, at fair value	$ 10,668,652
Accrued compensation	28,493,394
Accounts payable and accrued expenses	2,881,583
Payable to broker-dealers	699,742
Due to affiliates	6,960,957
Total liabilities	49,704,328
Liabilities subordinated to claims of general creditors	15,000,000
Commitments and contingencies (Note 8)	
Member's equity	17,355,071
Total liabilities and member's equity	$ 82,059,399

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

JMP Securities LLC (the "Company"), a wholly-owned subsidiary of JMP Group Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or amounts that approximate fair value. Marketable securities owned, other investments, and Marketable securities sold, but not yet purchased, are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in the Company's earnings.

The Company adopted amended accounting principles related to fair value measurements as of January 1, 2008. This standard establishes a consistent framework for measuring fair value in accordance with generally accepted accounting principles ("GAAP") and expands disclosures with respect to fair value measurements. The amendment applies to all financial instruments that are being measured and reported on a fair value basis. This includes those items currently reported in marketable securities owned, at fair value, other investments and marketable securities sold, not yet purchased, at fair value on the Statement of Financial Condition. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 of the Notes to the Financial Statements for the disclosures related to the fair value of the Company's marketable securities and other investments.

Fair value of the Company's financial instruments is generally obtained from quoted market prices, broker or dealer price quotations, or alternative pricing methodologies that the Company believes offer reasonable levels of price transparency. To the extent that certain financial instruments trade infrequently or are non-marketable securities and, therefore, do not have readily determinable fair values, the Company estimates the fair value of these instruments using various pricing models and the information available to the Company that it deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, the Black-Scholes Options Valuation methodology and other factors generally pertinent to the valuation of financial instruments.

Marketable securities owned and securities sold, but not yet purchased, consist of U.S. listed and OTC equity securities and quasi-government agency securities whose value is determined based on quoted market prices.

Other investments consist of a limited partner investment in a private investment fund managed by a third party and investments in warrants on public and private common stock. Fair value of the limited partner investment in a private investment fund is determined by net asset value provided by third party general partners. The warrants on public and private common stock are generally received as a result of investment banking transactions and are valued at estimated fair value as determined by management. Warrants owned are valued at the date of issuance and marked-to-market as of each reporting period. Estimated fair value is generally determined using the Black-Scholes Options Valuation methodology.

Cash and Cash Equivalents
The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Restricted Cash and Deposits
Restricted cash consists of proceeds from short sales on deposit with brokers that cannot be removed unless the securities are delivered. Deposits consist of cash on deposit with the Company's clearing broker. At December 31, 2010, the Company had $10,668,652 of restricted cash and $255,336 of cash on deposit with its clearing broker.

Investment Banking Fees Receivable
Investment banking fees receivable include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. Investment banking fees receivable which are deemed to be uncollectible are charged off and the charged-off is deducted from the allowance. There were no activities in the allowance for doubtful account during the year ended December 31, 2010.

Receivable from Clearing Broker and Other Broker-Dealers
The Company clears customer transactions through another broker-dealer on a fully disclosed basis. Included in receivables are commissions related to securities transactions generated in December 2010 and paid in January 2011, net of clearing costs.

Due from/to Affiliates
Due from affiliates includes receivables from the Parent and other affiliates for certain operating expenses paid on their behalf. Due to affiliates mainly consists of payables to the Parent for rent and depreciation expenses as well as interest on the subordinated borrowing described in Note 6. Due from / to affiliates balances are settled through intercompany accounts.

Income Taxes
The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. All tax liabilities or receivables accrued by the Company are settled by way of capital contributions or distributions from/to the Parent.

The Company adopted the accounting principles related to uncertainty in income taxes on May 16, 2007, the date the Parent became subject to federal and state income taxes. Its adoption did not have a material impact on the Company's financial condition or results of operations. Under the guidance, the Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of

the relevant taxing authorities widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company has analyzed its tax positions for all open tax years and does not anticipate any tax adjustments that will result in a material adverse effect on the Company's financial condition, results of operations, or cash flow. Therefore, the Company has not recorded any liabilities for uncertain income tax positions as of December 31, 2010.

3. Advances and Distributions from/to Parent

For the year ended December 31, 2010, the Company recorded net advances from the Parent of $1,675,123 which consists of cash distributions of $23,271 and the settlement of the current year tax benefits of $993,500 discussed in Note 2 above, offset by advances from the Parent of $2,691,984 related to stock-compensation awards granted by the Parent to the employees of the Company.

4. Recent Accounting Pronouncements

ASU 2010-20, Receivables (Topic 310): Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. In July 2010, the Financial Accounting Standards Board (the "FASB") issued ASU 2010-20 which amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. The disclosures required by ASU 2010-20 are effective for annual and interim periods ending on or after December 15, 2010 except for the disclosures about the activity that occurs during a reporting period which are effective for annual and interim periods beginning on or after December 15, 2010. The Company adopted ASU 2010-20 in the fourth quarter of 2010. The Company's financing receivables comprise investment banking fees receivable, receivables from clearing broker and other broker-dealers related to commissions and unsettled trades. These receivables have contractual maturities of one year or less and are exempt from the new quantitative disclosure requirements of the amendments. Certain qualitative disclosure requirements of the amendments apply. The adoption of ASU 2010-20 did not have an impact on the Company's financial position or results of operations.

ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. In January 2010, the FASB issued ASU 2010-06 which provides amendments to ASC Subtopic 820-10 that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements and (4) the transfers between Levels 1, 2, and 3. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity on a gross basis which is effective for annual periods beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU 2010-06 did not have an impact on the Company's financial position or results of operations.

5. Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as U.S. listed and OTC equity securities, as well as quasi-government agency securities, all of which are carried at fair value.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, prepayment speeds, default rates, loss severity, as well as other measurements. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company did not own any Level 2 financial instruments at December 31, 2010.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable from objective sources. A description of the valuation techniques utilized for the fair value of the financial instruments in this category is as follows:

- Limited partner investment in private equity fund: determined by net asset value provided by third party general partners;
- Warrants: determined by the Company using the Black-Scholes Options Valuation model.

The following tables provide fair value information related to the Company's financial assets and liabilities at December 31, 2010:

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Marketable securities owned				
Equity securities	$ 19,644,899	$ -	$ -	$ 19,644,899
Other investments				
Limited partner investment in private equity fund	$ -	$ -	$ 3,063,476	$ 3,063,476
Warrants	-	-	532,199	532,199
	$ -	$ -	$ 3,595,675	$ 3,595,675

	Liabilities at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Financial instruments sold, but not yet purchased, at fair value				
Marketable securities sold, but not yet purchased	$ 10,668,652	$ -	$ -	$ 10,668,652

The following tables provide a reconciliation of the beginning and ending balances for the assets at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2010:

	Balances of December 31, 2009	Purchases (Sales), Net	Total Gains and (Losses) (Realized and Unrealized)	Transfers In (Out) of Level 3	Balance as of December 31, 2010	Unrealized Gains and (Losses) Included in Earnings Related to Assets Still Held at Reporting Date
Limited partner investment in private equity fund	$ 2,475,908	$ 35,600	$ 551,968	$ -	$ 3,063,476	$ 551,968
Warrants	-	-	532,199	-	532,199	532,199
Total Level 3	$ 2,475,908	$ 35,600	$ 1,084,167	$ -	$ 3,595,675	$ 1,084,167

Total gains and losses represent the total gains and/or losses (realized and unrealized) recorded for the Level 3 assets.

Purchases/sales represent the net amount of Level 3 assets that were either purchased or sold during the period. The amounts were recorded at fair value at the date of the transaction.

Transfers between levels of the fair value hierarchy result from changes in the observability of fair value inputs used in determining fair values for different types of financial assets and are recognized at the beginning of the reporting period in which the event or change in circumstances that caused the transfer occurs.

There were no transfers in/out of Level 1 or Level 2 during the year ended December 31, 2010.

In addition, there were no transfers in/out of Level 3 during the year ended December 31, 2010.

Other investments include warrants and an investment in a fund managed by a third party.

6. Liabilities Subordinated to Claims of General Creditors

Borrowings under subordination agreements as of December 31, 2010, consisted of the following:

JMP Group LLC Interest at 20% matures on January 31, 2011	$ 4,000,000
JMP Group LLC Interest at 20% matures on July 31, 2011	5,000,000
JMP Group LLC Interest at 20% matures on September 30, 2011	2,500,000
JMP Group LLC Interest at 20% matures on October 31, 2011	2,500,000
JMP Group LLC Interest at 20% matures on October 31, 2011	1,000,000
	$ 15,000,000

The amendment extending the maturity date of the above referenced agreement from January 31, 2011 was approved and accepted by the FINRA.

Liabilities subordinated to claims of general creditors are covered by agreements approved by the FINRA and qualify as equity capital in computing net capital under the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that the subordinated liability is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

7. Related Party Transactions

During the year ended December 31, 2010, the Company paid certain operating expenses on behalf of the Parent and other affiliates. The Parent paid certain operating expenses on behalf of the Company. All amounts are settled through intercompany accounts.

The Parent has agreed to continue to provide the financial support to finance the Company's operations.

8. Commitments and Contingencies

The Company is allocated rental expense based on square footage from the Parent company.

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2010, the Company had no open underwriting commitments.

The securities owned are on deposit with the clearing broker and, together with the cash held by the clearing broker, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing broker.

9. Litigation

Due to the nature of its business, the Company is subject to various threatened or filed legal actions. For example, because the Company acts as an underwriter or a financial advisor in the ordinary course of business, it may be subjected to class action claims that seek substantial damages. In addition, defending employment claims against the Company could require the expenditure of substantial resources. Such litigation is inherently uncertain and the ultimate resolution of such litigation could be determined by factors outside of the Company's control. Management, after consultation with legal counsel, believes that the currently known actions or threats will not result in any material adverse effect on the Company's financial statements.

10. Regulatory Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $29,727,836, which was $28,727,836 in excess of its required net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital was 0.39 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

11. Guarantees

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2010 have settled with no resulting liability to the Company. During 2010, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2010.

The Company is engaged in various investment banking and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

12. Financial Instruments with Off-balance Sheet Risk, Credit Risk or Market Risk

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, Penson Financial Services Inc. (formerly Ridge Clearing and Outsourcing Solutions, Inc. which was acquired by Penson Worldwide, Inc. on June 28, 2010). The clearing broker is also the primary source of short-term financing for the Company, which is collateralized by cash and securities owned by the Company and held by the clearing broker. The Company's securities owned may be pledged by the clearing broker. The amount receivable from the clearing broker represents amounts receivable in connection with the trading of proprietary

positions and commissions earned from customer transactions. As of December 31, 2010 the Company's cash on deposit with the clearing broker was not collateralizing any liabilities to the clearing broker.

In addition to the clearing broker, the Company is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The Company's trading activities include providing securities brokerage services to institutional clients. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the statement of financial condition. The Company is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the Statement of Financial Condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by management to assure compliance with limits established by the Company.

13. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2011, which is the date the financial statements were issued.

On January 31, 2011, the Company granted 694,912 RSUs to certain employees for long term incentive purposes. These units have Company performance-based vesting conditions and will vest when the Company performance target set for such RSUs is met. The maximum aggregate fair value of this grant, assuming the highest level of performance conditions is probable, was $5,205,000 based on the market value of the underlying stock on grant date.

On February 16, 2011, as a part of the 2010 annual compensation program, the Company granted 17,311 restricted shares to certain employees. These shares vested immediately with a two-year restricted period during which the holders are subject to non-competition, non-solicitation and certain other covenants. Fifty-percent of such holders' shares will be released from restriction on each of December 31, 2011 and 2012. The aggregate fair value of this grant was $152,184, and the fair value per unit was based on the market value of the underlying stock on grant date.

Effective February 23, 2011, we changed our clearing broker from Penson Financial Services Inc. to J.P. Morgan Clearing Corp. The arrangements with the new clearing broker are substantially the same as those with the previous clearing broker, including the indemnification arrangement described in Note 12. The change of the clearing broker did not impact the Company's financial position or results of operations.

pwc

Report of Independent Accountants

To the Board of Directors of
JMP Group, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of JMP Securities LLC for the year ended December 31, 2010, which were agreed to by JMP Securities LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating JMP Securities LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for JMP Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: Payments in the aggregate of $190,034 per SIPC-7T page 1, item 2B were compared to check numbers 24936 and 26090 dated July 26, 2010 and February 16, 2011 in the amount of $79,673 and $110,361, respectively. No differences noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total revenue amount of $77,985,331 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. No differences noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared additions on page 2, items 2b line 2, net loss from principal transactions in securities in trading accounts of $4,252,502 to the allowable additions schedule using quarterly revenue detail. No differences noted.
    b. Compared deductions on page 2, items 2c line 1, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale variable annuities, from the business of insurance, from investment advisory services rendered to registered to investment companies or insurance company separate accounts, and from transactions in security futures products, of $119,650 to the allowable deductions schedule using quarterly revenue detail. No differences noted.

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

pwc

c. Compared deductions on page 2, items 2c line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $2,806,627 to the allowable deductions schedule using quarterly revenue detail. No differences noted.
d. Compared deductions on page 2, items 2c line 5, net gain from securities in investment accounts of $2,610,126 to the allowable deductions schedule using quarterly revenue detail. No differences noted.
e. Compared deductions on page 2, items 2c line 9 (i), total interest and dividend expense but not in excess of total interest and dividend income of $687,639 to the allowable deductions schedule using quarterly revenue detail. No differences noted.
f. Compared deductions on page 2, items 2c line 9 (ii), 40% of interest earned on customers securities accounts of $49,559 to the allowable deductions schedule using quarterly revenue detail. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $76,013,791 and $190,034 respectively of the Form SIPC-7T. No differences were noted.
   b. Recalculated the mathematical accuracy of supporting schedules related to the allowable addition on page 2, item 2b line 2 and deductions on page 2, item 2c lines 1, 3, and 5, by agreeing the individual revenue line items to quarterly FOCUS report calculations and summing the totals. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of JMP Securities LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

JMP Securities LLC

Statement of Financial Condition
December 31, 2010